Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Howard Mulligan Attorney at Law hmulligan@mwe.com 212.547.5885

March 16, 2006

Ms. Sara D. Kalin

Branch Chief-Legal

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	CIT Funding Company LLC (the “Company”)

Post-Effective Amendment No. 1 and Post-Effective Amendment No. 2 to Form S-3 Registration Statement No.: 333-122288

Dear Ms. Kalin:

In connection with the above matter, on March 15, 2006, we filed a Post-Effective Amendment No. 1 to Registration Statement No. 333-122288 (“Registration Statement”), on behalf of the above referenced registrant.

Post-Effective Amendment No. 1 to Registration Statement No. 333-122288 incorporated substantially the same registration statement that was filed on March 3, 2006 (the only difference being the change in dates).

Having noticed an error solely with regard to the dates on the signature pages with respect to Post-Effective Amendment No. 1, we filed a Post-Effective Amendment No. 2 to Registration Statement No. 333-122288, which (although filed on March 15, 2006) reflects the date of March 16, 2006, and which likewise incorporates a registration statement that was substantially similar to the registration statement that was filed on March 3, 2006 (again, the only difference being the change in dates).

We appreciate the consideration and patience your branch has shown in reviewing the Company’s submission and in resolving this administrative matter.

Please do not hesitate to contact me at 212.547.5885 if you or any other member of the Staff has any questions.

Ms. Sara D. Kalin

March 16, 2006

Very truly yours,

/s/ Howard Mulligan

Howard Mulligan

HM/ecn

cc:	U.S. Securities and Exchange Commission
Ms. Messeret Nega